--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                Washington, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------

/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
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

1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director             10% Owner
    Mack           Earle            I.          Mack-Cali Realty Corporation (CLI)             ----                 ----
-------------------------------------------------------------------------------------------         Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
c/o Mack-Cali Realty Corporation                Person (Voluntary)                            -----------------  ------------------
11 Commerce Drive                                                              3/99
--------------------------------------------                            -------------------  7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,         (Check Applicable Line)
                                                                           Date of Original  /x/ Form filed by One Reporting Person
                                                                           (Month/Year)      / / Form filed by More than One
                                                                                                 Reporting Person
  Cranford,   New Jersey            07016
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------

1. Title of Security         2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of      6. Owner-      7. Nature
   (Instr. 3)                   action      action         or Disposed of (D)            Securities        ship           of In-
                                Date        Code           (Instr. 3, 4 and 5)           Beneficially      Form:          direct
                                            (Instr. 8)                                   Owned at          Direct         Bene-
                               (Month/                                                   End of            (D) or         ficial
                                Day/     -------------- --------------------------       Month             Indirect       Owner-
                                Year)                                (A) or              (Instr. 3         (I)            ship
                                          Code    V        Amount    (D)     Price       and 4)           (Instr. 4)     (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

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

* If the form is filed by more than one reporting person,                (Over)
  See Instruction 4(b)(v).                                      SEC 1474 (7-97)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          (Print or Type Responses)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
       (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security
                                                              ----------------------------------------------------------
                                                                                                     Date      Expira-
                                                                                                     Exer-     tion
                                                              Code    V        (A)        (D)        cisable   Date
------------------------------------------------------------------------------------------------------------------------
Units of Limited                                    2/1/99    J(1)             (1)                     (1)
Partnership Interest (1)
------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership
Interest (2)                                        3/19/99   J(2)             (2)                     (2)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price    9. Number       10. Owner-       11. Nature
   lying Securities                    of          of Deriv-        ship             of In-
   (Instr. 3 and 4)                    Deriv-      ative            Form             direct
                                       ative       Securi-          of De-           Bene-
                                       Secur-      ties             rivative         ficial
                                       ity         Bene-            Secu-            Own-
                                       (Instr.     ficially         rity:            ership
                                       5)          Owned            Direct           (Instr. 4)
------------------------------                     at End           (D) or
                     Amount or                     of               Indi-
       Title         Number of                     Month            rect (I)
                     Shares                        (Instr. 4)       (Instr.  4)
-----------------------------------------------------------------------------------------------
   Common Stock         (1)                        734,514(1)           D
-----------------------------------------------------------------------------------------------
   Common Stock         (2)                        734,514(2)           D
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------


Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to February 1, 1999, 67,441 of the reporting person's 734,514 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of February 1, 1999, the conditions had been satisfied for the conversion of 50,293 of the reporting person's contingent Units into ordinary Units, and

* If the form is filed by more than one reporting person,                (Over)
  See Instruction 4(b)(v).                                      SEC 1474 (7-97)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          (Print or Type Responses)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

     accordingly, 17,148 of the reporting persons Units remained contingent.

(2) The Units represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack- Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to March 19, 1999, 17,148 of the reporting person's 734,514 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of March 19, 1999, the conditions had been satisfied for the conversion of 958 of the reporting person's contingent Units into ordinary Units, and accordingly, 16,190 of the reporting persons Units remained contingent.

                                       /s/ EARLE I. MACK              5/10/99
                               -----------------------------------  -----------
                                 **Signature of Reporting Person       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

*  If the form is filed by more than one reporting person,               (Over)
   See Instruction 4(b)(v).                                     SEC 1474 (7-97)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                          (Print or Type Responses)


                                                                         Page 2
                                                                SEC 1474 (7-97)